UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 25, 2012

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appointment of Additional Directors

On January 20, 2012, the board of directors (the “Board”) of CDC Software Corporation (the “Company” or “CDC Software”) appointed each of Mr. Hu Jian Sheng and Ms. Cui Min as additional directors to the Board of Directors of the Company.

Resignation of Director

On January 22, 2012, Dr. Raymond Ch’ien resigned from the Board, effective January 23, 2012. Dr. Ch’ien has confirmed that his resignation from the Board was not related to any disagreement with the Board or management of the Company.

NASDAQ Delisting Proceeding Status

As previously reported, trading in The NASDAQ Stock Market LLC (“NASDAQ”) of CDC Software American Depositary Shares relating to the CDC Software’s class A ordinary shares (“ADSs”) was suspended effective Monday, December 12, 2011. As a result, the ADSs have been trading in the over-the-counter market since December 16, 2011 with quotes displayed on the OTC Pink Market under the trading symbol “CDCSY”.

In response to NASDAQ’s decision to suspend trading and pursue delisting proceeding, the Company participated in a hearing on January 19, 2012 before a NASDAQ Listing Qualifications Panel (the “Panel”). There can be no assurance that the Panel will grant the Company’s request for reinstatement of trading and continued listing on NASDAQ. If NASDAQ ultimately determines to delist the ADSs, an application on Form 25 would be filed by NASDAQ to strike the ADSs from the listing.

Shareholder Request

On January 13, 2012, the Company received a letter (“Letter”) from its direct parent, CDC Software International Corporation (“Software International”), a wholly-owned subsidiary of CDC Corporation (“CDC”), a copy of which is attached hereto as Exhibit 99.1, and is incorporated herein by reference. The Company is currently considering, among other matters set forth in the Letter, Software International’s request that the Board call an extraordinary general meeting of the Company’s shareholders as set forth therein.

Court Proceeding—Preliminary Injunction

As previously disclosed, on October 4, 2011, CDC, the indirect parent of the Company, filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”). This proceeding is still pending before the Court.

On January 17, 2012, CDC filed a motion for a preliminary injunction affecting the Company, a copy of which is attached hereto as Exhibit 99.2, and is incorporated herein by reference. A hearing before the Court on the motion for preliminary injunction was held on January 24, 2012, at 11 a.m. Eastern Time, and was adjourned until January 26, 2012, at 10 a.m. Eastern Time.

Appointment of Chief Legal Officer

On January 17, 2012, Mr. Timothy F. Coen was appointed as Senior Vice President and Chief Legal Officer of the Company. Previously, Mr. Coen joined the Company on December 5, 2011 as Senior Vice President and Special Advisor to the Chief Executive Officer of the Company. From April 2008 to June 2009, Mr. Coen was Senior Vice President and General Counsel of CDC and its subsidiaries, including the Company.

Joint Special Committee

In July 2011, the Board formed a joint special committee with CDC comprised of independent Board members from the Company and CDC to investigate matters related to a written order issued on July 13, 2011 by the New York Supreme Court relating to a June 28, 2011 hearing in CDC’s litigation with Evolution CDC SPV Ltd and certain related entities. On January 20, 2012, the Board withdrew the Company’s participation in the joint special committee due to (i) the completion of the phase one factual investigation by the law firm of Paul Hastings LLP, independent counsel to the Joint Special Committee, and the Board’s prior action with respect thereto, and (ii) the current suspension of, and inability to complete, the planned phase two financial investigation due to the prior resignation of the Company’s auditor, the current inability of the Company to retain a replacement auditor, and the prior resignations of 2 of the 4 joint special committee members, Thomas M. Britt and John Clough.

Reduction in Compensation for Board Chairman Position

On July 5, 2011, the Board previously approved an increase in the cash fees payable to John Clough, the Company’s then Chairman of the Board (“Chairman”), for services rendered in such capacity as such, from $40,000 per annum to $250,000 per annum, effective January 1, 2011. On July 16, 2011, John Clough was appointed as Interim Chief Executive Officer of the Company (“Interim Company CEO”), as a result of which Mr. Clough agreed to forego any cash compensation payable for services rendered as Chairman during the time he held office as Interim Company CEO. Effective October 10, 2011, Mr. Clough resigned each of his positions as Chairman, as a Company Director and as Interim Company CEO. Since the effective date of Mr. Clough’s resignation as Company Chairman, the position has remained and is currently vacant. On January 20, 2012, the Board approved a decrease in the cash fees payable for the Company’s open Chairmanship position from $250,000 per annum to $40,000 per annum - back to the amount of such compensation that existed prior to the July 5, 2011 increase - effective immediately.

Forward-looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions; (ii) statements relating to any course of action the Company may take in the future including, without limitation, the potential outcome of the hearing with the NASDAQ Panel and the timing thereof, the consideration of matters set forth in the Letter from Software International, including the calling, conduct or timing of any future extraordinary general meeting of the Company’s shareholders, and the Company’s actions relating thereto; and (iii) other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.	Description of Exhibits

99.1	Letter dated January 13, 2012 from CDC Software International Corporation to the Board of Directors of CDC Software Corporation

99.2	Motion for preliminary injunction filed by CDC Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: January 25, 2012	By:	/s/ WONG CHUNG KIU
	Name:	Wong Chung Kiu
	Title:	Interim Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

99.1	Letter dated January 13, 2012 from CDC Software International Corporation to the Board of Directors of CDC Software Corporation

99.2	Motion for preliminary injunction filed by CDC Corporation